UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-12846

PROLOGIS
(Exact name of registrant as specified in its charter)

14100 East 35th Place
Aurora, Colorado 80011
(303) 375-9292
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series D Cumulative Redeemable Preferred Shares of Beneficial Interest
(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest, par value $0.01 per share; Series C Cumulative Redeemable Preferred Shares of Beneficial Interest; Series A Junior Participating
Preferred Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                        Rule 12g-4(a)(1)(i)       [X]                          Rule 12h-3(b)(1)(ii)       [  ]
                                        Rule 12g-4(a)(1)(ii)       [  ]                          Rule 12h-3(b)(2)(i)        [  ]
                                        Rule 12g-4(a)(2)(i)        [  ]                          Rule 12h-3(b)(2)(ii)       [  ]
                                        Rule 12g-4(a)(2)(ii)       [  ]                          Rule 15d-6                    [  ]
                                        Rule 12h-3(b)(1)(i)       [X]

                 Approximate number of holders of record as of the certification or notice date:         0

            Pursuant to the requirements of the Securities Exchange Act of 1934, ProLogis has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 12, 2004                                                PROLOGIS

                                                                                    By:   /s/ Edward S. Nekritz
                                                                                             Edward S. Nekritz
                                                                                            Managing Director and Secretary